Mail Stop 4561

October 24, 2008

Leo S. Ullman
Chief Executive Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008**
> **File No. 001-31817**

Dear Mr. Ullman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Kristina Aberg, Attorney, at (202) 551-3404, Tom Kluck, Legal Branch Chief, at (202) 551-3233, Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant